THE MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

February 28, 2017

Mr. Mark A. Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the 485A filings (each a “Registration Statement” and, collectively, the “Registration Statements”) for The MainStay Funds (SEC File No. 333-214498) and MainStay Funds Trust (SEC File No. 333-160918) (collectively, the “Registrants”)

Dear Mr. Cowan:

This letter responds to comments provided by e-mail on February 2, 2017 with respect to the Registration Statements. The Registration Statements were filed with the Securities and Exchange Commission on December 21, 2016. On behalf of the Registrants, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statements, except as otherwise defined herein.

Comments applicable to more than one Fund

Comment 1: In the section entitled “Fees and Expenses of the Fund”, delete the following sentence:

The amount may vary depending on the MainStay Fund in which you invest.

Response: Although this information is not fund specific, we believe that it is important for an investor to understand how sales charge discounts work across our fund complex. Therefore, we decline to make the requested edit.

Comment 2: Explain why the following footnote is necessary for Funds that are not new.

Based on estimated amounts for the current fiscal year.

Response: We have deleted this footnote as applicable.

Comment 3: Delete the footnote regarding contractual fee waivers and reimbursements and edit the fee table accordingly for Funds where the waiver/reimbursement is not triggered.

Response: We have deleted this footnote and revised the fee tables as applicable. Also, for Funds where the footnote is still applicable, we have updated the termination date to show that the waiver/reimbursement will be in place for at least one year from the effective date of the Registration Statements.

Comment 4: Where not applicable, remove the following sentence from the paragraph immediately preceding the Example table:

The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: This language was added based on prior discussions with the Staff and is consistent across our Funds. We believe that removing it for certain Funds may cause confusion and increase the risk of error. Therefore, we decline to make the requested edit.

Comment 5: Please confirm that the adjustments to past performance are on a gross basis and do not result in showing performance for any new class that is higher than the performance for the reference class. Refer to the Quest for Value no-action letter.

Response: We have revised this section for all Funds to remove historical performance for any share class for periods that are prior to the inception date of that share class.

Comment 6: Revise the Average Annual Total Returns tables so that the Return Before Taxes, Return After Taxes on Distributions and Return After Taxes on Distributions and Sale of Fund Shares for Class [__] are together as required by Item 4(b)(2), Instruction 3(c)(iii) of form N-1A.

Response: We have made the requested edit.

Comment 7: Confirm that for all references to “DATA WILL BE UPDATED AT A LATER DATE” or similar statements, you meant that the information in question would be updated in the next amendment?

Response: We confirm that these statements mean that the information in question will be updated in the next filed amendment.

Comment 8: Clarify the section entitled “More About Investment Strategies and Risks” to state that this section gives more information as to principal investment strategies and risks. Also, delete those risks that are not applicable.

Response: We have made the requested revisions. Please note that the Funds included in the Registration Statement will be folded into larger books with many other funds as part of the annual update process. The section entitled “More About Investment Strategies and Risks” applies to all of the funds covered in those larger books. Therefore, many of the risk factors have not been deleted as they are applicable to other funds.

Comment 9: With respect to the “Fees and Expenses” table for any Fund that engages in short sales, include the appropriate line items, if expenses are greater than 0.01% of net assets.

Response: We confirm that when “Acquired Fund Fees and Expenses” are more than 0.01% we include the appropriate line items in the “Fees and Expenses” table.

Comment 10: State which Funds are subject to the risk entitled “Portfolio Turnover” in the section entitled “More About Investment Strategies and Risks”.

Response: This risk factor applies to Funds with a high turnover rate (generally at or over 100%). As mentioned in the risk factor, the portfolio turnover rate for each Fund is found in the relevant summary sections for each Fund and in the Financial Highlights. Therefore, we decline to make the requested edit.

Comment 11: Under the risk factor entitled “Investment Policies and Objectives” clarify that synthetic investments are valued at market value for purposes of satisfying tests under Rule 35d-1.

Response: How portfolio holdings are valued is already described in the Statement of Additional Information under the section entitled “How Portfolio Securities are Valued”. Therefore, we decline to make the requested edit.

Comment 12: Please conform the section entitled “Shareholder Guide” to comments previously given to other recent filings on January 6, 2017 and January 25, 2017.

Response: We have made the same edits described in our response letters to your comments on these other filings. Please see our response letters filed on February 17, 2017.

Comment 13: Please explain why there is information regarding money market funds in the section entitled “Shareholder Guide” for the equity funds’ prospectus.

Response: Our Shareholder Guide is shared across all the prospectuses for our retail funds. Therefore, it will include information about both equity and income/blended funds.

Comments applicable only to MainStay Cornerstone Growth Fund

Comment 1: Revise the section entitled “Principal Investment Strategies” to provide a current cap range for the Russell 1000® Growth Index.

Response: We revised the disclosure as requested.

Comment 2: Revise the second sentence in the second paragraph of the section entitled “Principal Investment Strategies” to define the phrase “large number of companies”.

Response: We have deleted this disclosure.

Comment applicable only to MainStay MAP Equity Fund

Comment 1: Disclose the Fund’s former name above the section entitled “Investment Objective”.

Response: We have made the requested edit.

Comments applicable only to MainStay Emerging Markets Equity Fund

Comment 1: Revise the risk factor entitled “Derivatives Risk” to address only the use of futures as per the principal investment strategies of this Fund.

Response: We have made the requested edit.

Comment 2: Delete the risk factor entitled “Lending of Portfolio Securities Risk” or revise the Fund’s principal investment strategies to include a discussion on the lending of portfolio securities.

Response: We have deleted this risk factor.

Comments applicable only to MainStay Emerging Markets Debt Fund

Comment 1: In the first paragraph of the section entitled “Principal Investment Strategies”, enumerate the other factors that the Subadvisor deems appropriate when determining the countries considered to be emerging market countries or delete the disclosure.

Response: We deleted this disclosure.

Comment 2: Specify any requirements as to maturity and duration of the debt securities held by the Fund.

Response: The Fund does not have any requirements as to maturity and duration of debt securities.

Comment 3: How much does the Fund invest in 3(c)(1) or 3(c)(7) securities, such as CLO’s, CDO’s, non-agency CMO’s, non-agency CMBS or non-agency RMBS?

Response: At this time, the Fund does not hold any such securities.

Comments applicable only to MainStay Money Market Fund

Comment 1: In the section entitled “Past Performance”, delete reference to the Average Lipper Money Market Fund as the Fund does not otherwise provide performance information for a broad-based security index.

Response: The SEC staff has recognized that disclosure of a broad-based securities market index is not necessarily useful for money market funds, and has not required such an index to be included.  Furthermore, the SEC staff has specifically provided that a money market fund may, if it chooses, include information for other indexes, which would permit the use of a peer group index pursuant to Instruction 6 to Item 27(b)(7) of Form N-1A.  Please see Question 4 under “Form N-1A, Bar Chart and Performance Table” in the October 2, 1998 staff letter to the ICI. Therefore, we decline to make the requested edit.

Comment 2: Delete the word “may” from the second sentence of the section entitled “How to Purchase and Sell Shares”.

Response: We have made the requested edit.

Comment 3: In the section entitled “General Policies – MainStay Money Market Fund”, delete the word “may” from the last sentence of the second paragraph.

Response: We have made the requested edit.

Comment 4: Edit the section entitled “Information on Liquidity Fees and Redemption Gates for the MainStay Money Market Fund” as described in the provided markup. Include a general description of the liquidity process in the event that weekly liquid assets fall below 10% and the Board of Trustees determines to liquidate the Fund. Also, supplementally confirm that financial intermediaries will not get notice of the imposition of fees and gates in advance of shareholders.

Response: We have made the requested edits. We also confirm that financial intermediaries typically will not get notice of the imposition of fees and gates in advance of shareholders.

Comments to the Statement of Additional Information

Comment 1: In the section entitled “Fundamental Investment Restrictions – The MainStay Funds”, make sure that all references to “to the extent permitted under the 1940 Act” or similar language are fully explained.

Response: We have implemented changes in response to this comment by incorporating additional information about the relevant fundamental investment restrictions. This additional information does not change the fundamental investment restrictions and is not considered to be part of these restrictions but is intended to be informative to shareholders as to the current permissibility of various investments under the 1940 Act.

Comment 2: A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund and adviser will consider the concentration of these investment companies when determining compliance with the Fund's concentration policies.

Response: In the section entitled “Investments Practices, Instruments and Risks Common to Multiple Fund – Investment Companies”, we already include the following:

For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Funds generally do not look through investments in underlying investment companies for purposes of applying their concentration limitations, unless the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund's concentration limitation.

Comment 3: In the explanatory text following the fundamental investment restriction relating to concentration, include an exclusion for private activity municipal debt securities that are principally backed by the assets and revenues of the nongovernmental user of the funds generated by securities issuance.

Response: We have made the requested edit.

Comment 4: In the section entitled “Fundamental Investment Restrictions –MainStay Funds Trust”, explain the disclosure regarding the election to be “periodically industry concentrated”.

Response: The relevant language is intended to notify shareholders that, in the event the SEC adopts a rule permitting (or the 1940 Act is amended to permit) periodic concentration, the relevant Funds have made an election to be classified as this type of company. As such rule or amendment has not been adopted, this election is not in effect and would become effective only upon the adoption of such a rule or amendment and if such election is permitted thereunder.

Comment 5: Please note that credit default swaps are not derivative instruments where offsetting positions were permitted in the Dreyfus no-action letter, and the staff has not taken a view with respect to the appropriateness of offsetting positions with respect to these credit default swaps. Nevertheless, please confirm that, for any offset, the counterparty is the same and the terms, including maturity, are the same.

Response: The SEC staff has permitted registered investment companies to “cover” their obligations under certain derivative transactions by either segregating fund assets or by establishing economically offsetting positions, and thereby avoid raising “senior security” issues.  See, e.g., Sanford C. Bernstein Fund, Inc. (pub. avail. June 25, 1990), Hutton Options Trading L.P. (pub. avail. Feb. 2, 1989), Dreyfus Strategic Investing (pub. avail. June 22, 1987), Sanford C. Bernstein Fund, Inc. (pub. avail. Sept. 23, 1985.  We acknowledge that, in these letters, the staff addressed cover methods with respect to certain derivative transactions but the staff did not state that these methods were the exclusive methods for covering the particular derivative transactions or expressly limit offsetting practices to only the particular derivative transactions discussed therein. These letters did set forth several requirements upon which the staff conditioned the respective no-action relief, in each case based on a fact-specific analysis; however, the letters did not require that a fund engage in the offsetting transaction with the same counterparty. In addition, while the letters considered whether the cover transaction created economically offsetting exposure and eliminated potential leveraging, the letters did not require that the terms of the cover transaction (e.g., price, maturity, option style or instrument type) be the same as the terms of the transaction being covered. We believe that the neutralizing effect on leverage accomplished with offsetting economic positions is not undermined by introducing multiple counterparties or certain different terms.  In addition, we are not aware of any provision of Section 18 of the 1940 Act or related SEC guidance that requires that, if a fund chooses to enter into offsetting transactions with respect to credit default swaps, such transactions involve a single counterparty or identical terms.  Accordingly, to the extent a Fund enters into offsetting transactions with respect to credit default swaps, the offsetting transaction may (or may not) be made with the same counterparty and may (or may not) have the same terms, including maturity, depending on the specifics of the transaction and other relevant portfolio management considerations.

Comment 6: In the section entitled “Alternative Sales Arrangements”, conform to comments as noted in the Epoch U.S. Equity Yield filing as to information that is disclosed in this section which should be in the prospectus or an appendix.

Response: We have made the requested edits.

Comment 7: In the section entitled “Suspension of Redemptions and Liquidation”, revise this disclosure consistent with rule 22e-3, as amended, or explain how it is consistent.

Response: We have made the requested edits.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.
Thomas C. Humbert, Jr.
Assistant Secretary